United States securities and exchange commission logo





                             April 11, 2021

       Daniel B. Silvers
       Chief Executive Officer
       Leisure Acquisition Corp.
       250 West 57th Street , Suite 415
       New York , NY 10107

                                                        Re: Leisure Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-254279

       Dear Mr. Silvers:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
LACQ's public stockholders, the Sponsor and the Strategic
                                                        Investor, the Other
Stockholders and Ensysce's stockholders. Please also revise to identify the Strategic Investor
and the Other Stockholders.
       Questions and Answers, page 5

   2. Please disclose under an appropriate heading Ensysce's ability to issue the Newly Issued
                                                        Ensysce Convertible
Notes and that shares underlying such notes will be exchanged for shares of the
combined company. Please make similar revisions in the Merger section.
 Daniel B. Silvers
FirstName   LastNameDaniel
Leisure Acquisition Corp. B. Silvers
Comapany
April       NameLeisure Acquisition Corp.
       11, 2021
April 211, 2021 Page 2
Page
FirstName LastName

3. Please revise this section, where appropriate, to disclose the number of redemptions that would cause LACQ to fail to meet the net tangible assets test.
Q: Following the business combination, will LACQs securities continue to trade on a stock exchange ? , page 6

4. Please disclose here and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq's determination will be known at the time that stockholders are asked to vote on the merger agreement. Please revise to make it clear whether the merger is conditioned upon Nasdaq listing approval.

Q: What conditions must be satisfied to complete the business combination ? , page 7

5. Please revise to identify which conditions to the completion of the merger may be waived.
Q: How do I exercise my redemption rights?, page 11

6. Please revise your disclosure here and throughout your document to indicate whether stockholders must vote on the transaction (or must vote against the transaction) in order to exercise their redemption rights.
Prospectus Summary
Ensysce, page 14

7. We note that Ensysce is a clinical-stage company with limited trial data to date and no approved products. As such, please revise here and throughout to remove your claim that
         Ensysce has "innovative solutions" for pain relief.
Risk Factors
Risks Related to Ensysce   s Business, Financial Condition and Capital
Requirements, page 22

8. Please add a bullet point highlighting the potential dilutive effects of drawdowns under the
         Share Purchase Agreement between Ensysce and GEM Global.
Risk Factors
Ensysce's internal controls over financial reporting currently do not meet all of the standards..., page 62

9. Please revise your disclosure in this risk factor to specifically identify the material weaknesses that were identified in Ensysce's controls over financial reporting. Please also provide similar disclosure under an appropriate heading in the section "Ensysce's
         Management's Discussion and Analysis of Financial Condition and Results of
         Operations."
 Daniel B. Silvers
FirstName   LastNameDaniel
Leisure Acquisition Corp. B. Silvers
Comapany
April       NameLeisure Acquisition Corp.
       11, 2021
April 311, 2021 Page 3
Page
FirstName LastName
Background of the Transactions, page 80

10. Please revise your disclosure in this section to briefly explain why the merger agreement between LACQ and GTWY Holdings was terminated.
11. Please revise your disclosure in this section to describe how LACQ arrived at the valuation of $210 million for Ensysce. In your revisions, please describe the methodology employed by LACQ's management and LACQ's board in reaching the valuation.
Financial Terms, page 84

12. We note your disclosure that the LACQ Board considered the financial analysis conducted
         by LACQ   s management team and reviewed by the Board and that in its view such
         analysis supported the valuation of Ensysce. Please expand your disclosure to describe the process and methodology employed by LACQ management in preparing the financial analysis and those employed by the LACQ Board in evaluating such analysis, including the underlying assumptions. Address in your response the extent to which management or the Board relied upon financial forecasts prepared by Ensysce management.
Strategic Terms, page 84

13. We note your statements that Ensysce has obtained Fast Track designation and that you expect this designation to accelerate the FDA approval process and reduce the time to commercial launch. Please revise your disclosure to explicitly state that fast track designation does not guarantee an accelerated review by the FDA.

Certain Forecasted Financial Information for Ensysce, page 86

14. Please revise your discussion to clearly describe and quantify the significant assumptions that support the revenue projections in each year through 2030. Include in your response a discussion of the factors that you considered in determining that these assumptions were reasonable. Refer to the relevant guidance in Item 10(b) of Regulation S-K. In addition, please remove all disclaimers surrounding the financial projections, including the statement that the projected financial information is the
responsibility of Ensysce   s
         management. LACQ, as the registrant, is responsible for all information in the filing and may not disclaim responsibility for its contents.
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 125

15. We note that adjustment 4 consists of multiple transactions. Please show us the entries for the individual components of adjustment 4 and consider how you might make the disclosure clearer. Tell us how the adjustments reflect the payment of the costs of the business combination of $10,939,596. Also tell us why you reflect payments through the issuance of stock and not cash.
 Daniel B. Silvers
FirstName   LastNameDaniel
Leisure Acquisition Corp. B. Silvers
Comapany
April       NameLeisure Acquisition Corp.
       11, 2021
April 411, 2021 Page 4
Page
FirstName LastName
16. Please tell us why you do not discuss the impact of the GEM warrants in your pro forma presentation.
Business Overview, page 151

17. Please revise the pipeline chart in this section and on page 155 to include a third column for Phase III.
18.      Please revise your disclosure in this section to define the term
'prodrug.'
Information About Ensysce, page 151

19. Please revise this section, where appropriate, to describe the material terms of Ensysce's acquisition of Mucokinetica Ltd. and describe any ongoing obligations, including potential future royalty payments. Please also file the acquisition agreement as an exhibit to the registration statement or tell us why it is not required to be filed.
Our Strengths, page 153

20. We note your statement that the human data collected for Ensysce's lead product candidate reduces the risk of clinical failure. Please remove this conclusion that Ensysce has reduced the risk of clinical failure as it is premature and speculative.
PF614-101 Phase 1 Clinical Trial, page 156

21. Please revise your description of the Phase 1 clinical trial of PF614 to describe who conducted the trial and whether a head-to-head comparison was made to OxyContin OP.
         If a head-to-head comparison was not made, please tell us whether you expect to be able to reply on such comparison for purposes of marketing approval. Please also disclose the time period for the trial and the number of doses administered to each subject. Please also revise the "Safety" section to define "naltrexone" and explain its role in the clinical trial.
Nafamostat, page 157

22. Please revise to provide the basis for the claim that nafamostat has the potential to be effective for the treatment of COVID-19. To the extent the claim is based on Ensysce's management's belief, please so state.
Intellectual Property, page 158

23. Please consider disclosing the information in this section in tabular format e.g., by patent family. To the extent material, please also disclose the fact that Ensysce has not updated patent office records to reflect Ensysce's ownership of patent filings related to PF614 and other technologies, as referenced on page 58. If applicable, please discuss whether this might place any limitations on Ensysce's ability to enforce its patents. Please also revise to disclose the jurisdictions of Ensysce's foreign patents.
 Daniel B. Silvers
FirstName   LastNameDaniel
Leisure Acquisition Corp. B. Silvers
Comapany
April       NameLeisure Acquisition Corp.
       11, 2021
April 511, 2021 Page 5
Page
FirstName LastName
Ensysce's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019, page 174

24. Please revise to include a discussion of federal grant revenue each period in your results of operations. Refer to Item 303(b)(2) of Regulation S-K.
Liquidity and capital resources, page 175

25. Please revise this section, where appropriate, to discuss the material terms of Ensysce's federal grant agreements, equity financings and convertible promissory notes.
Description of LACQ's Securities, page 180

26. Please revise this section to include a discussion of the exclusive forum provision referenced on page 70.
Security Ownership of Certain Beneficial Owners and Management, page 187

27. Please revise to identify the natural persons with voting and/or dispositive control of the shares held by HG Vora Capital Management, LLC and BV Advisory Partner, LLC.
Certain Relationships and Related Person Transactions
Covistat, page 192

28. Please revise your disclosure to clarify whether there are any revenue-sharing arrangements with any of the co-investors in Covistat.
Leisure Acquisition Corp. Audited Financial Statements
Statements of Operations, page F-4

29.      Please revise to include the fiscal year periods for each column.
Note 6. Commitments
Forgiveness of Accounts Payable, page F-14

30. We note that during the year ended December 31, 2020, two of your service providers forgave certain amounts and as a result $3,298,207 was recorded as other income. Please clarify the basis for your accounting treatment and tell us whether these service providers were shareholders.
Ensysce Biosciences, Inc. Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Fair Value Measurement, page F-29

31. Please revise to disclose the significant assumptions used to determine the fair value of the
 Daniel B. Silvers
Leisure Acquisition Corp.
April 11, 2021
Page 6
      contingent put option. Refer to ASC 820-10-50-2(bbb).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel B. Silvers
                                                           Division of
Corporation Finance
Comapany NameLeisure Acquisition Corp.
                                                           Office of Life
Sciences
April 11, 2021 Page 6
cc:       Daniel L. Forman, Esq.
FirstName LastName